

April 20, 2021

Ian Siegel
Chief Executive Officer
ZipRecruiter, Inc.
604 Arizona Avenue
Santa Monica, CA 90401

> **Re: ZipRecruiter, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted April 5, 2021**
> **CIK No. 0001617553**

Dear Mr. Siegel:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 26, 2021.

Amendment No. 2 to Draft Registration Statement on Form S-1

RSU Sales, page 55

1. We note your disclosure of the approximate amount of shares of Class A common stock that are expected to be sold on the first day of trading to cover the tax liability for the RSUs that vest in conjunction with the direct listing. Disclose the price that you have assumed to prepare this estimate.

Key Operating Metrics and Non-GAAP Financial Measures, page 66

2. We note your response to prior comment 2 and your statement that "certain of these metrics are not available across the Company's entire marketplace." You disclose the

"Paid Employer" and "Revenue per Paid Employer" metrics which includes all actively recruiting employers (or entities acting on behalf of employers), on a paying subscription plan or performance marketing campaign. Clarify the impact of the different revenue divers has on these metrics and whether different underlying fee structures that impact revenue recognition requires disaggregation quantitatively or qualitatively. That is, it appears that the revenue recognized from the play subscription plan or performance marketing campaign experienced different trends that offset each other. Also, we note that your revenue decreased during 2020, however, this metric presents that revenue per employer increased. Please tell us your consideration of separately presenting and discussing the Quarterly Paid Employers and Revenue per Paid Employer metrics for your subscription plan and performance marketing campaign actively recruiting employers.

Results of Operations, page 76

3.   We note your response to prior comment 2 and repeat the comment as it appears that your results of operations discussion could be expanded to explain the increase in your performance-based revenue attributable to the number of clicks or job applications and the cost-per click or job application for each period presented. We refer you to Item 303(a) of Regulation S-K and Section III.B of SEC Release 33-8350.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Determination of the Fair Value of Common Stock on Grant Dates, page 89

4.   We continue to evaluate your response to prior comment 4 and may have additional comments.

5.   Please revise your disclosures to clarify that you also utilized the Guideline Transaction Method ("GTM") in valuing your common stock at certain dates in 2019 through September 30, 2020. In this respect, your disclosures seem to imply that you only utilized the Guideline Public Company Method ("GPCM") in valuing your common stock at various dates in 2019 through September 30, 2020.

 You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

 Sincerely,

 Division of Corporation Finance
 Office of Technology

cc: Katherine K. Duncan, Esq.